SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               PRIMARK CORPORATION
                       (Name of Subject Company (Issuer))

                         MARQUEE ACQUISITION CORPORATION
                             THE THOMSON CORPORATION
                      (Names of Filing Persons (Offerors))

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                    741903108
                      (CUSIP Number of Class of Securities)

                             Michael S. Harris, Esq.
                             The Thomson Corporation
                        Metro Center at One Station Place
                           Stamford Connecticut 06902
                            Telephone (203) 969-8700

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)


                                    Copy to:
                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
================================================================================
           Transaction Valuation*                  Amount of Filing Fee**
--------------------------------------------------------------------------------
                $913,518,708                             $182,703.74
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.00, the per share tender offer price, by 24,039,966, the sum of the 20,308,103 currently outstanding shares of Common Stock sought in the Offer and the 3,731,863 shares of Common Stock subject to options that vested as of June 12, 2000.
**   Calculated as 1/50 of 1% of the transaction value.
|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $182,703.74      Filing Party:The Thomson Corporation,
                                                        Marquee Acquisition
                                                        Corporation
Form or Registration No.: Schedule TO      Date Filed:  June 14, 2000
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

            This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 14, 2000 (the "Schedule TO"), by Marquee Acquisition Corporation, a Michigan corporation ("Purchaser") and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, no par value, including associated common stock purchase rights (together, the "Shares"), of Primark Corporation, a Michigan corporation (the "Company"), at a purchase price of $38.00 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.     Terms of the Transaction

            Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:


            Section 1 - Terms of the Offer

            The second paragraph on page 7, is amended by deleting, in the second sentence, the words "in our sole discretion" (after "in whole or in part") and such paragraph shall read as follows:

            "The Offer is subject to the conditions set forth under Section 14, including the satisfaction of the Minimum Condition and the Antitrust Condition. Subject to the applicable rules and regulations of the Commission and subject to the terms and conditions of the Merger Agreement (which provides that the Minimum Condition may not be waived), Purchaser expressly reserves the right to waive any such condition in whole or in part, and also expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that the Purchaser may not decrease the price per Share payable in the Offer, change the form of consideration payable in the Offer, reduce the maximum number of Shares to be purchased in the Offer, impose conditions to the Offer in addition to those set forth in Section 14, modify or amend any condition to the Offer in any manner that is materially adverse to the holders of Shares, or, except as provided in the Merger Agreement or required by any rule, regulation, interpretation or position of the Commission, change the expiration date of the Offer."

            Section 14 - Certain Conditions of the Offer

            The last paragraph of Section 14, on page 39, is amended by deleting, in the first sentence, the words "in their sole discretion" (after "from time to time") and such paragraph shall read as follows:

         "The foregoing conditions are for the sole benefit of Purchaser and Thomson and may be asserted by Purchaser or Thomson regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Thomson in whole or in part at any time and from time to time. The failure by Thomson or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time."


Item 12.    Materials to Be Filed as Exhibits

            Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(9)      Press Release issued by Thomson on June 22, 2000.

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2000

                                     MARQUEE ACQUISITION CORPORATION


                                     By:  /s/ Michael S. Harris
                                         ---------------------------------
                                         Name:   Michael S. Harris
                                         Title:  Vice President



                                     THE THOMSON CORPORATION


                                     By:  /s/ Michael S. Harris
                                         ---------------------------------
                                         Name:   Michael S. Harris
                                         Title:  Senior Vice President and
                                                 General Counsel

                                  EXHIBIT INDEX



Exhibit No.
(a)(1)          Offer to Purchase, dated June 14, 2000.*
(a)(2)          Form of Letter of Transmittal.*
(a)(3)          Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Summary Advertisement as published in The Wall Street Journal on June 14, 2000.*
(a)(8)          Joint Press Release issued by Thomson and the Company on June 5,
                2000.*
(a)(9)          Press Release issued by Thomson on June 22, 2000.
(b)             None.
(c)             None.
(d)(1) Agreement and Plan of Merger, dated as of June 5, 2000, among Thomson, Purchaser and the Company.*
(d)(2) Confidentiality Agreement dated April 4, 2000, between Thomson and the Company.*
(d)(3) Shareholders Agreement, dated June 5, 2000, among Thomson, Purchaser, Joseph E. Kasputys, Stephen H. Curran and Michael R. Kargula.*
(d)(4)          Guarantee, dated June 5, 2000, of Thomson in favor of Joseph E.
                Kasputys.*
(d)(5) Letter Agreement, dated June 5, 2000, between Primark Corporation and Stephen H. Curran.*
(d)(6) Letter Agreement, dated June 5, 2000, between Primark Corporation and Michael R. Kargula.*
(d)(7) Letter Agreement, dated June 5, 2000, between Primark Corporation and Joseph E. Kasputys.*
(g)             None.
(h)             None.


-----------
          * Incorporated by reference to Thomson's Schedule TO, filed June 14, 2000.

Exhibit (a)(9) - Press Release issued by Thomson on June 22, 2000.


                 The Thomson Corporation's Subsidiary Commences
                 Tender Offer And Consent Solicitation For9 1/4%
                  Senior Subordinated Notes Due 2008 of Primark
                                   Corporation


TORONTO, ONTARIO, June 22, 2000 - The Thomson Corporation (TSE: TOC) announced today that its indirect wholly owned subsidiary, Marquee Acquisition Corporation, has commenced a tender offer for all of the outstanding 9 1/4% Senior Subordinated Notes Due 2008 of Primark Corporation (NYSE/PCX: PMK).

The debt tender offer is being made in connection with the proposed merger of Marquee and Primark pursuant to an Agreement and Plan of Merger dated June 5, 2000 among Thomson, Marquee and Primark. On June 14, 2000, in accordance with the merger agreement, Marquee commenced an equity tender offer for all of the outstanding shares of Primark's common stock at US$38.00 per share. If the merger is consummated, Primark will become an indirect wholly owned subsidiary of Thomson.

Under the terms of the debt tender offer, Marquee will purchase the outstanding notes at a purchase price determined by reference to a fixed spread of 50 basis points over the yield to maturity of the United States Treasury 4 1/4% Notes due November 15, 2003, plus accrued and unpaid interest to, but excluding, the date of payment. The purchase price includes an amount equal to 1% of the principal amount that will be paid only for notes tendered at or prior to a consent payment deadline which will be 5:00 P.M., Eastern Daylight Time, on July 6, 2000, unless extended.

In connection with the debt tender offer, Marquee is also seeking consents to certain proposed amendments to the indenture under which the notes were issued. The proposed amendments would eliminate substantially all of the restrictive covenants and certain of the event of default provisions of the indenture so that any non-tendered notes do not restrict the operating and financial flexibility of Primark or Thomson. In addition, the proposed amendments would effect a waiver of the indenture provisions that require Primark to make an offer to repurchase the notes following the consummation of the equity tender offer as well as any default or event of default that occurs under the indenture as a result of the failure to make such a repurchase offer. The offer is conditioned upon, among other things, the receipt of the requisite consents to adopt such proposed amendments and the closing of the equity tender offer.

The debt tender offer will expire at 5:00 P.M., EDT, on July 20, 2000, unless extended or earlier terminated. Payment for tendered notes will be made in same day funds on the first business day following expiration of the offer, or as soon thereafter as practicable.

Morgan Stanley Dean Witter will act as Dealer Manager for the offer. The Information Agent is Innisfree M&A Incorporated, and the Depositary is ChaseMellon Shareholder Services, L.L.C.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the notes. The offer is made only by an Offer to Purchase and Consent Solicitation Statement dated June 22, 2000. Persons with questions regarding the offer should contact the Information Agent at (888) 750-5834 or the Dealer Manager at (877) 445-0397.

The Thomson Corporation (www.thomson.com), with 1999 revenues of US$5.8 billion, is a leading, global e-information and solutions company in the business and professional marketplace. Thomson's common shares are listed on the Toronto and London Stock Exchanges.


                    ****************************************

Investor Contact:
John Kechejian
Vice President, Investor Relations
 (203) 969-8700
john.kechejian@thomson.com

Media Contact:
Janey Loyd
Vice President, Corporate Communications
(203) 969-8700
janey.loyd@thomson.com

                    ****************************************

Copyright(C)2000 Thomson, Inc. All rights reserved.
Revised: June 22, 2000 .